                                                           Exhibit (a)(1)(ii)

      Dear Sanmina-SCI Optionee:

      I am pleased to announce that Sanmina-SCI Corporation's Board of Directors has approved a Voluntary Stock Option Exchange program ("EXCHANGE PROGRAM") in which eligible employees will have the opportunity to exchange stock options ("OLD OPTIONS") for the promise to grant a new option (the "NEW OPTION") to be granted in the future under the Sanmina-SCI Corporation 1999 Stock Plan. The offer for the Exchange Program begins on Monday February 3, 2003.

      The Exchange Program is subject to the terms and conditions of this letter, the Offer to Exchange describing the Exchange Program, the Election Form for tendering options, and the Notice to Change Election From Accept to Reject, each of which will be distributed to you on February 3, 2003. Also included in this package is a current Personnel Summary Report with a complete profile of your option status. We strongly urge you to read all of these materials carefully and understand the risks before making your decision. WE ALSO STRONGLY ENCOURAGE YOU TO CONSULT YOUR TAX AND FINANCIAL ADVISORS BEFORE MAKING ANY DECISION ABOUT THE EXCHANGE PROGRAM. Participation by each eligible option holder is voluntary.

      Stock options are an important component of our total compensation program. We believe that granting stock options provides an opportunity to: (1) align employee and stockholder interests, and (2) provide incentives for employees to achieve high levels of performance. Sanmina-SCI Corporation recognizes that some of the options granted in past years have exercise prices significantly higher than the current market price of Sanmina-SCI Corporation shares (that is, some options currently are "underwater"). The Exchange Program is an opportunity for, though not a guarantee of, the grant of a New Option that may have a greater potential to increase in value over time.

      If you elect to participate in the Exchange Program, you must make your election by completing and returning the Election Form during the period beginning on February 3, 2003 and ending at 5:00 p.m. Pacific Time, March 4, 2003, unless the time period of the offer is extended by us (the "EXPIRATION DATE"). If we receive your Election Form after this time, we will not accept it, or if you fail to turn it in, you will be deemed to have elected not to participate in the Exchange Program.

      The main features of the Exchange Program include the following:

            - All employees of Sanmina-SCI Corporation and its subsidiaries employed in Canada, Mexico and the United States and Vice Presidents employed in any other country as of February 3, 2003 through the Expiration Date are eligible for the Exchange Program. However, non-employee members of the Board of Directors and Sanmina-SCI's Chief Executive Officer, Chief Operating Officer and Chief Financial Officer are not eligible to participate. To be clear, non-employee affiliates and contractors are not eligible to participate in the Exchange Program. Additionally, if any employee otherwise eligible for the Exchange Program exercises any option (regardless of exercise price) granted to such person since August 3, 2002 following the commencement of this offer (i.e., February 3, 2003), such person will not be eligible to participate in the Exchange Program.

            - Options eligible to be tendered are all outstanding options to purchase shares of Sanmina-SCI common stock with exercise prices of $11.00 or more per share granted under the following plans:

                        (1) the Sanmina-SCI Corporation 1990 Stock Plan, the Sanmina-SCI Corporation 1996 Non-Qualified Plan, the Sanmina-SCI Corporation 1999 Stock Plan, and the Sanmina-SCI Corporation Stock Option Plan 2000;

                        (2) options we have assumed upon our acquisition of Altron Inc. ("ALTRON") under Altron's 1991 Stock Option Plan (ISO plan);

                        (3) options we have assumed upon our acquisition of Hadco Corporation ("HADCO") under Hadco's Non-Qualified Stock Option Plan dated September 7 1990, Non-Qualified Stock Option Plan dated November 5, 1995 and 1998 Stock Plan; and

                        (4) options we have assumed upon our acquisition of SCI Systems, Inc. ("SCI") under SCI's 2000 Stock Incentive Plan, 1994 Stock Option Incentive Plan, and Non Qualified Stock Option Plan.

            - Properly tendered Old Options will be canceled promptly following the Expiration Date, which is currently expected to be March 10, 2003 (the "CANCELLATION DATE").

            - If you elect to tender an Old Option, all options granted since August 3, 2002 will be automatically tendered and exchanged as in accordance with the terms of the Exchange Program. For purposes of the Exchange Program the term "OLD OPTIONS" will include such options. If you exercise any such options after the date this offer commences (i.e., February 3, 2003), then you will not be permitted to participate in the Exchange Program.

            - Each Old Option will be replaced with a promise to grant a New Option no earlier than the first business day that is six months and one day from the date the Old Options are cancelled. We expect to grant the New Options no earlier than September 11, 2003 and no later than September 17, 2003, unless the offer is extended by us, in which case the New Option will be granted no earlier than the first business day that is six months and one day from the Cancellation Date. The Board of Directors intends to grant the New Options promptly after the date that is at least six months and one day from the date that we cancel the Old Options.

            - If you elect to tender an Old Option, you will not be eligible to receive any additional options until September 11, 2003 at the earliest. The grant of any of these additional options for which you may otherwise be eligible will be deferred and will be granted no earlier than September 11, 2003.

            - Once your Old Option is cancelled, you will not be able to exercise your Old Option, even if you terminate employment for any reason whatsoever and do not receive a New Option. Please note that if you work or reside in Canada, then for purposes of receiving your New Option, your employment will be considered to have been terminated on the earlier of (i) the date your employment actually terminates, or (ii) the date your employer provides you with notice of termination.

            - Your New Option will be granted on a one-for-one basis for each Old Option that is cancelled. That is, the New Options will be for the same number of shares as subject to such cancelled options, less any shares purchased pursuant to such options prior to the Expiration Date.

            - The New Option will be granted under the Sanmina-SCI Corporation 1999 Stock Plan. For employees in France, the New Option will be subject to the provisions of an addendum to the Sanmina-SCI Corporation 1999 Stock Plan that will allow for the New Option to be eligible for favorable tax treatment in France.

            - Each New Option will be the same type of option under U.S. federal tax law as your Old Option, to the extent allowed by law.

            - The exercise price of the New Option will be equal to the fair market value of Sanmina-SCI Corporation shares on the day we grant the New Options. "Fair market value" is the closing price of Sanmina-SCI Corporation's common stock on Nasdaq for the grant date (the exercise price for New Options granted under the French addendum to the Sanmina-SCI Corporation 1999 Stock Plan will in no event be less than 80% of the average fair market value of the common stock during the twenty trading days prior to the date of grant). This price may be higher, or lower, or the same as the exercise price of the Old Options to be cancelled. THERE IS A POSSIBILITY THAT THE EXERCISE PRICE OF THE NEW OPTIONS COULD BE HIGHER THAN THE EXERCISE PRICE OF THE OLD OPTIONS.

            - Each New Option will be vested and exercisable on its date of grant as to one eighth (1/8th) of the shares subject to such option and shall vest as to 1/48th of the shares subject to such option each month thereafter on the same day of the month as the Cancellation Date such that the New Option will be fully vested and exercisable four (4) years from the Cancellation Date, subject to your continued employment with Sanmina-SCI Corporation or its subsidiaries on each such date; provided, however, that if you are an employee resident in France or otherwise subject to the tax laws of France, you will not be permitted to exercise the New Option for at least one year following the grant date of the New Option. PLEASE NOTE THAT IF SOME OF YOUR OLD OPTIONS CONSIST OF OPTIONS WE ASSUMED UPON OUR ACQUISITION OF SCI, THE NEW OPTION WILL NOT CONTAIN ANY SPECIAL VESTING PROVISIONS UPON YOUR RETIREMENT WITH SANMINA-SCI OR OTHERWISE THAT MAY CURRENTLY APPLY TO SUCH OLD OPTIONS.

            - You must be an employee of Sanmina-SCI Corporation or one of its subsidiaries on the date the New Option is granted. If your employment with Sanmina-SCI

                  Corporation or one of its subsidiaries terminates for any reason whatsoever before the date the New Option is granted (expected to be no earlier than September 11, 2003 and no later than September 17, 2003), you will not receive a New Option or any consideration for your cancelled Old Options. Please note that if you work or reside in Canada, then for purposes of receiving your New Option, your employment will be considered to have been terminated on the earlier of (i) the date your employment actually terminates, or (ii) the date your employer provides you with notice of termination.

      The Exchange Program is not a guarantee of employment for any period. Your employment with Sanmina-SCI Corporation or one if its subsidiaries remains "at will" and may be terminated at any time by either you or Sanmina-SCI Corporation (or one of its subsidiaries, as applicable), with or without cause or notice, subject to the provisions of the laws of your country of residence.

      A tentative schedule of the relevant dates relating to the Exchange Program has been attached to this letter for your convenience. If you have any questions about the Exchange Program, please contact your local Human Resources Representative.

      We have not authorized any person to make any recommendation on our behalf as to whether you should tender or not tender your options through the Offer. You should rely only on the information in this document, the documents to which we have referred you and your advisors.

      Thank you for your continued contributions to Sanmina-SCI Corporation's success.

Carmine Renzulli
Senior Vice President, Global Human Resources
February 3, 2003

                  IMPORTANT DATES RELATING TO EXCHANGE PROGRAM

           The following dates are important with respect to the Exchange Program. Please note that these dates are tentative and are subject to change in accordance with the terms of the Exchange Program.

February 3, 2003              -  Announcement  Date           -  Announcement of Voluntary Stock Option Exchange
                                                                 Program

March 4, 2003                 -  Expiration Date              -  Offering period ends.  Election Forms due by 5:00
                                                                 P.M. Pacific Time

March 10, 2003                -  Cancellation Date            -  Tendered options are cancelled

March 31, 2003                -  Withdrawal Date              -  Deadline for Sanmina-SCI's acceptance of tendered
                                                                 options.  Although Sanmina-SCI intends to accept
                                                                 your validly tendered options promptly following the
                                                                 Expiration Date, if we have NOT accepted your
                                                                 tendered options before 9:00 p.m. Pacific Time on this
                                                                 date (the "Withdrawal Date"), you may withdraw your
                                                                 tendered options at any time after such date.  You may
                                                                 not withdraw a validly tendered option that HAS been
                                                                 accepted by Sanmina-SCI.

September 11, 2003            -  Grant of New Option          -  The New Option will not be granted before this date.
                                                                 You will not receive any additional grants before this
                                                                 date.